                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                        ----------------------
                           AMENDMENT NO. 6
                                 TO
                           SCHEDULE 14D-1
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
             OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND TO
                         SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        ----------------------
                      BLESSINGS CORPORATION
                    (NAME OF SUBJECT COMPANY)

                       VA ACQUISITION CORP.
                  HUNTSMAN PACKAGING CORPORATION
                             (BIDDERS)

          COMMON STOCK, PAR VALUE $.71 PER SHARE
             (TITLE OF CLASS OF SECURITIES)

                       093532109
        (CUSIP NUMBER OF CLASS OF SECURITIES)

                   RICHARD P. DURHAM
            HUNTSMAN PACKAGING CORPORATION
                   500 HUNTSMAN WAY
            SALT LAKE CITY, UTAH  84108
                 (801) 532-5200
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
   RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                     Copy to:
              JOHN L. MACCARTHY, ESQ.
                WINSTON & STRAWN
             35 WEST WACKER DRIVE
                  SUITE 4200
           CHICAGO, ILLINOIS 60601
               (312) 558-5600

CUSIP No. 093532109
_______________________________________________________________________________

 1.   NAME OF REPORTING PERSONS:
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      VA Acquisition Corp. (87-0579748)
_______________________________________________________________________________
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  / /
                                                                       (b)  / /

_______________________________________________________________________________
 3.   SEC USE ONLY
_______________________________________________________________________________
 4.   SOURCE OF FUNDS

      BK, AF

_______________________________________________________________________________
 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                                / /
_______________________________________________________________________________
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
_______________________________________________________________________________
 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

      5,925,072*
_______________________________________________________________________________
 8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
       SHARES                                                               / /
_______________________________________________________________________________
 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      Approximately 57.3% (fully diluted)
_______________________________________________________________________________
 10.  TYPE OF REPORTING PERSON

      CO
_______________________________________________________________________________

* See footnote on following page.

CUSIP No. 093532109
_______________________________________________________________________________
 1.   NAME OF REPORTING PERSONS:
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Huntsman Packaging Corporation (87-0496065)

_______________________________________________________________________________
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
_______________________________________________________________________________
 3.   SEC USE ONLY
_______________________________________________________________________________
 4.   SOURCE OF FUNDS
      BK
_______________________________________________________________________________
 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) OR 2(f)                                                / /
_______________________________________________________________________________
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Utah
_______________________________________________________________________________
 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
            5,925,072*
_______________________________________________________________________________
 8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
        SHARES                                                              / /
_______________________________________________________________________________
 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      Approximately 57.3% (fully diluted)
_______________________________________________________________________________
 10.  TYPE OF REPORTING PERSON
      CO
_______________________________________________________________________________

     *On April 7, 1998, Huntsman Packaging Corporation ("Parent") and VA Acquisition Corp., a wholly-owned subsidiary of Parent (the "Purchaser"), entered into a Tender Agreement and Irrevocable Proxy (the "Tender Agreement") with Williamson-Dickie Manufacturing Company and the individuals named therein (collectively, the "Stockholders"), pursuant to which the Stockholders agreed, among other things, to validly tender (and not to withdraw) pursuant to the Purchaser's tender offer all of the Shares (as defined below) beneficially owned by each such Stockholder (representing an aggregate of 5,925,072 Shares, or approximately 57.3% of the Shares of the subject company outstanding as of March 31, 1998 on a fully diluted basis). Pursuant to the Tender Agreement, each Stockholder also irrevocably appointed the Purchaser as the attorney and proxy of such Stockholder to vote and otherwise act (by written consent or otherwise) with respect to all Shares that such Stockholder is entitled to vote at any meeting of stockholders of subject company, subject to certain limitations and restrictions. The Tender Agreement is described more fully in Section 12 of the Offer to Purchase dated April 14, 1998 of Parent and the Purchaser (the "Offer to Purchase").

TENDER OFFER

     This Amendment No. 6 to Schedule 14D-1 and to Schedule 13D further amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and the statement on Schedule 13D each originally filed on April 14, 1998 by VA Acquisition Corp., a Delaware corporation (the "Purchaser"), and wholly-owned subsidiary of Huntsman Packaging Corporation, a Utah corporation ("Parent"), with respect to the Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $.71 per share (the "Shares"), of Blessings Corporation, a Delaware corporation (the "Company"), at a price of $21.00 per share, net to the seller in cash.
Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

     The information set forth in Item 10(b), (c) and (f) is hereby amended by adding thereto the following:

     On May 15, 1998, Parent announced that the waiting period under the FLEC relating to the Offer has been terminated by the Competition Commission without objection or conditions. The press release of Parent dated May 15, 1998 announcing the termination of such waiting period is incorporated herein by reference to Exhibit (a)(14) to the Schedule 14D-1.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by adding the following exhibit:

    (a)(14) Text of Press Release dated May 15, 1998 issued by Parent.

                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 1998

                                        VA ACQUISITION CORP.


                                        By: /s/   Richard P. Durham
                                           ---------------------------------
                                        Name:     Richard P. Durham
                                        Title:    President and
                                                  Chief Executive Officer


                                        HUNTSMAN PACKAGING CORPORATION



                                        By: /s/   Richard P. Durham
                                           ---------------------------------
                                        Name:     Richard P. Durham
                                        Title:    President and
                                                  Chief Executive Officer

                                    EXHIBIT INDEX


Exhibit Number           Exhibit Name
--------------           -------------
99(a)(1)*      --     Offer to Purchase dated April 14, 1998.
99(a)(2)*      --     Letter of Transmittal.
99(a)(3)*      --     Notice of Guaranteed Delivery.
99(a)(4)*      --     Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
99(a)(5)*      --     Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
99(a)(6)*      --     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99(a)(7)*      --     Form of Summary Advertisement dated April 14, 1998.
99(a)(8)*      --     Text of Press Release dated April 8, 1998 issued by the Company and Parent.
99(a)(9)*      --     Text of Press Release dated April 14, 1998 issued by the Purchaser and Parent.
99(a)(10)*     --     Text of Press Release dated May 4, 1998 issued by the Purchaser and Parent.
99(a)(11)*     --     Text of Press Release dated May 5, 1998 issued by Parent.
99(a)(12)*     --     Text of Press Release dated May 7, 1998 issued by Parent.
99(a)(13)*     --     Text of Press Release dated May 12, 1998 issued by Parent.
99(a)(14)      --     Text of Press Release dated May 15, 1998 issued by Parent.
99(b)(1)*      --     Credit Agreement dated as of September 30, 1997 among Parent, The Chase Manhattan Bank, as Administrative
                      Agent, and the lenders named therein.
99(b)(2)*      --     Commitment Letter dated April 7, 1998 from The Chase Manhattan Bank and Chase Securities Inc. to Parent.
99(c)(1)*      --     Agreement and Plan of Merger dated as of April 7, 1998 by and among Parent, the Purchaser and the Company.
99(c)(2)*      --     Tender Agreement and Irrevocable Proxy dated as of April 7, 1998 among Parent, the Purchaser,
                      Williamson-Dickie Manufacturing Company and the individuals named therein.
99(c)(3)*      --     Confidentiality Agreement dated as of January 22, 1998 from Parent for the benefit of the Company.
99(c)(4)*      --     Bid Letter dated March 20, 1998 from Parent to the Company.
99(c)(5)*      --     Exclusivity Letter dated as of March 29, 1998 by and between Parent and the Company.
99(c)(6)*      --     Extension to Exclusivity Letter dated as of April 5, 1998 by and between Parent and the Company.
99(d)          --     Not applicable.
99(e)          --     Not applicable.
99(f)          --     Not applicable.

___________________
*  Previously filed